
06012482



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4


SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH. D.C. 160 SECTION

By Airmail

3rd April, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th March 2006, I enclose one copy of each of the following items that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 31st March 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 31st March 2006, held 104,727,894 shares, being 13.21% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd;

(b) an announcement dated 3rd April 2006, advising that Martin Bandier, Chairman and joint Chief Executive Officer of EMI Music Publishing, ceased to be a Director of EMI Group plc on 31st March 2006 and that Roger Faxon, joint Chief Executive Officer of EMI Music Publishing, was appointed a Director of EMI Group plc on 1st April 2006, and also advising Mr Faxon's interests in EMI Group plc Ordinary Shares and his directorships in other companies;

(c) an announcement dated 3rd April 2006, advising that, under the Company's Scrip Dividend Scheme, 550 EMI Group plc Ordinary Shares were allotted in place of cash dividends on 3rd April 2006 to Eric Nicoli, an Executive Director of the Company; and,

(d) an announcement dated 3rd April 2006, advising of an award made under the EMI Group Senior Executive Incentive Plan by The EMI Group General Employee Benefit Trust ("EBT"), in which the Company's Executive Directors/PDMRs and other employees of the EMI Group have a potential interest, and that the Trustee of the EBT has withheld shares in respect of tax liabilities arising from the award made on 3rd April 2006.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Encs.



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ER 06/29

Company Announcements Office,
London Stock Exchange.


SEC MAIL
PROCESSING
RECEIVED
APR 10 2006
WASH. D.C.
160
SECTION

31st March, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated and received by fax on 31st March 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 31st March 2006, held 104,727,894 shares, being 13.21% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



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ER 06/30

Company Announcements Office,
London Stock Exchange.

3rd April, 2006.


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2006
WASH, D.C. 160 SECTION

EMI GROUP PLC
Directorate Change/Director Declaration

Further to our announcement made on 6th January 2005 regarding the succession plan for EMI Music Publishing, we confirm that:

- Martin Bandier ceased to be a Director of EMI Group plc on 31st March 2006 but remains as Chairman and joint Chief Executive Officer of EMI Music Publishing; and,
- Roger Faxon was appointed as a Director of EMI Group plc and as the joint Chief Executive Officer of EMI Music Publishing with effect on and from 1st April 2006.

In addition and in compliance with Disclosure Rule 9.6.13, we confirm that Roger Faxon's interests in EMI Group plc Ordinary Shares of 14p each are as follows:

- Directly held and beneficial interest: 263,396 shares
- Non-contingent incentive and performance share awards under the EMI Group Senior Executive Incentive Plan (SEIP), the vesting of which Mr Faxon has voluntarily deferred for further periods of three or six years: 178,991 shares
- Contingent matching awards on the incentive and performance share awards referred to immediately above: 84,726 shares
- Contingent performance share awards under the EMI Executive Share Incentive Plan (ESIP): 795,155 shares
- Outstanding share options under the ESIP and the EMI Group plc Executive Share Option Scheme with option prices ranging between 119.25p per share and 734.5p per share: 2,581,844 shares

The non-contingent incentive and performance share awards referred to above are no longer subject to any performance conditions, while the vesting of all of the matching share awards is subject to Mr Faxon remaining in the Group's employment during the period up to 31st May 2007. However, all of the contingent performance share awards together with share options over 2,316,357 shares are subject to the achievement of performance criteria. Share options over the remaining 265,487 shares, which were granted since 1st February 2005 when Mr Faxon transferred to EMI Music Publishing, were subject to pre-grant performance criteria.

The total of non-contingent incentive and performance share awards indicated above includes a deferred incentive award under the SEIP of 18,888 shares, while the total of contingent matching awards includes the related contingent 2 for 3 matching award of 12,592 shares. Both of these awards vested in full on 1st April 2006. However, these shares cannot be delivered to Mr Faxon until after the end of the close period for Directors' share dealings on 23rd May 2006 and the vesting, after deduction of a portion of the shares for tax, will be the subject of a further announcement shortly after that date.

It is also advised that Roger Faxon is currently a Director of Music Choice Inc. and the American Society of Composers, Authors and Publishers. On 31st January 2005, Mr Faxon resigned as a Director of EMI Group plc and EMI Group Finance plc (a subsidiary undertaking of EMI Group plc) on his transfer to New York as President and Chief Operating Officer of EMI Music Publishing. Apart from the foregoing, Mr Faxon has no other information to disclose under Listing Rule 9.6.13.



VIA PR NEWSWIRE DISCLOSE

ER 06/31

Company Announcements Office,
London Stock Exchange.


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2006
WASH. D.C.
160
SECTION

3rd April, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, it is advised that, under the Company's Scrip Dividend Scheme, 550 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 3rd April 2006 in place of cash dividends into the name of Eric Nicoli, an Executive Director of the Company, at a price of 241.85p per share. Such shares are beneficially owned by, and held in the name of, Mr Nicoli.



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ER 06/32

Company Announcements Office,
London Stock Exchange.

3rd April, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company in a letter dated 3rd April 2006 (received by fax) that it awarded on 3rd April 2006 to a current employee not subject to the terms of Model Code, at no consideration, in respect of an award under the EMI Senior Executive Incentive Plan ("the SEIP"), 1,142,360 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 522,630 Ordinary Shares in respect of the tax liabilities arising from the award.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors/PDMRs, and other employees of the EMI Group, have a potential interest through the EBT decreases to 2,772,192, all being held in the name of Barfield Nominees Ltd, Account No. 6497.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231